

May 9, 2012

<u>Via E-mail</u>
Mr. Matthew Lepore
Vice President and Corporate Secretary,
Chief Counsel--Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

> **Re: Pfizer Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 8-K Dated May 1, 2012**
> **Filed May 1, 2012**
> **File No. 001-03619**

Dear Mr. Lepore:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

<u>Exhibit 13</u>
<u>Financial Review</u>
<u>Provision for Taxes on Income, page 35</u>

1. Please provide us proposed disclosure to be included in future periodic filings that explains why your domestic operations produced pre-tax losses of $2.2 billion and your international operations produced pre-tax earnings of $15.0 billion in 2011. These operating results appear to be inconsistent with your domestic and international revenues, which in 2011were $26.9 billion and $40.5 billion, respectively.

Contractual Obligations, page 44

2. Your disclosure appears to omit certain contractual obligations shown on your consolidated balance sheet. Please explain to us how other long-term liabilities, shown in this table, reflected your pension benefit and post retirement obligations and other non-current liabilities.

Notes to Consolidated Financial Statements
7. Financial Instruments
B. Investments in Debt Securities, page 79

3. You state that you had debt securities at December 31, 2011 of $11.1 billion, issued by Western European, Scandinavian and other governments, as well as $2.3 billion of supranational debt and $1.3 billion of Western European and other government agency debt. Please provide proposed disclosure to be included in future periodic filings that shows your investments by each country, particularly those experiencing significant economic, fiscal and/or political difficulties. Refer to Corporation Finance Disclosure Guidance Topic 4.

Form 8-K dated May 1, 2012
Exhibit 99

4. In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Matthew Lepore
Pfizer Inc.
May 9, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant